Exhibit 4.7

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AGREEMENT DEALING WITH THE ESTABLISHMENT OF KB

FINANCIAL HOLDING COMPANY

This Agreement (“Agreement”) is made on this 30th day of April, 2008, by and among:

(1)	KOOKMIN BANK, a corporation duly organized and existing under the laws of the Republic of Korea (“KB”);

(2)	KB ASSET MANAGEMENT CO., LTD. (formerly known as KB Investment Trust Management Co., Ltd.), a corporation duly organized and existing under the laws of the Republic of Korea (“KBAM” and together with KB, the “KB Parties”);

(3)	ING BANK N.V., a corporation duly organized and existing under the laws of the Netherlands (“ING Bank”); and

(4)	ING INSURANCE INTERNATIONAL B.V., a corporation duly organized and existing under the laws of the Netherlands (“III” and together with ING Bank, the “ING Parties”).

WITNESSETH

WHEREAS, the KB Parties and the ING Parties (as the case may be) have entered into following strategic alliance and joint venture agreements (collectively, the “Alliance/Joint Venture Agreements”):

(a)	The Amended and Restated Strategic Alliance Agreement dated as of August 27, 2003 (the “SAA”) by and between the KB and ING Bank;

(b)	The KBITM Joint Venture Agreement dated as of December 4, 2002 (as amended on August 27, 2003, the “KBAM JVA”) by and among KB, III and KBAM;

(c)	The Share Transfer and Joint Venture Agreement dated as of September 1, 2004 (the “KB Life JVA”) by and among KB, III and KB Life Insurance Co., Ltd. (“KB Life”); and

(d)	The Amended and Restated INGLK Joint Venture Agreement dated as of August 27, 2003 (as amended on September 1, 2004 and October 1, 2007, the “INGLK JVA”) by and among KB, III and ING Life Insurance Company, Korea Ltd. (“INGLK”);

WHEREAS, KB desires to reorganize by establishing a financial holding company structure (the “FHC Reorganization”) under the Korea Financial Holding Company Act (the “FHC Act”) whereby KB and certain of its subsidiaries and affiliates shall become wholly-owned subsidiaries of a newly formed financial holding company (the “FHC”);

WHEREAS, KB desires to secure the consent and cooperation of the ING Parties in connection with the FHC Reorganization, and the ING Parties desire to provide such consent and cooperation, subject to the terms and conditions contained herein; and

WHEREAS, the KB Parties and the ING Parties value their strategic alliance and partnerships with one another, and in light of the importance of maintaining such relationships following the FHC Reorganization, the KB Parties and ING Parties (as the case may be) desire to assign, terminate and/or amend the Alliance/Joint Venture Agreements in accordance with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants stated below, the parties hereto agree as follows:

Article 1.	Definitions and Interpretation

1.1	Definitions. The following terms shall have their respective meanings set forth below when used in this Agreement unless the context clearly requires otherwise:

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in Korea are closed for banking transactions.

“Closing” shall mean the closing of the FHC Reorganization whereby (among other things): (a) the FHC shall be duly formed and incorporated; and (b) all of the shares of KB and KBAM shall be transferred to the FHC in exchange for FHC Shares.

“Closing Date” shall mean the date of the Closing.

“Confidential Information” shall mean all propriety and non-public information, in any form, relating to the parties hereto (including, without limitation, its condition (financial or otherwise), assets, liabilities, business, operations, customers and prospects), or any of the arrangements or agreements set forth in this Agreement, other than information which is (i) already known to the recipient at the time of disclosure or (ii) generally available to the public, through a source or sources other than the parties to this Agreement and their respective shareholders, directors, officers, employees, affiliates, agents and representatives.

“FHC Reorganization Plan” shall mean the FHC Reorganization plan to be submitted to the FSC for its approval in accordance with the FHC Act, which shall set forth (among other things) the stock transfer ratios of the shares to be transferred to the FHC in exchange for FHC Shares.

“FHC Shares” shall mean the shares of common stock of the FHC.

“FSC” shall mean the Financial Services Commission.

“Korea” shall mean the Republic of Korea.

“KRW” shall mean Korean Won, the lawful currency of Korea.

1.2	Interpretation. In this Agreement, unless the context clearly requires the otherwise:

(a)	words denoting the singular shall include the plural, and words denoting one gender shall include all others;

(b)	references to Articles, Sections, Exhibits or Schedules are references to Articles, Sections, Exhibits or Schedules, respectively, in or to this Agreement; and all titles and headings of Articles, Sections, Exhibits or Schedules and the table of contents are inserted for convenience of reference only, and shall not be utilized in construing the meaning of any provisions hereof;

(c)	a reference to “writing” includes printing, typing, lithography and other means of reproducing words in visible form;

(d)	a reference to any agreement, including this Agreement, means such agreement as amended, modified, extended or supplemented from time to time in accordance with the applicable provisions thereof, and includes all annexes, appendices, schedules and exhibits thereto;

(e)	words such as “hereunder,” “hereto,” “hereof” and “herein” and other words of like import shall refer to the whole of this Agreement and not to any particular portion of this Agreement;

(f)	any reference to a statute or regulation shall be construed as including all regulations and rules promulgated thereunder and all provisions consolidating, amending or replacing such statute or regulation;

(g)	whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation;” and

(h)	any reference to a party hereto or any other person or legal entity includes such party’s, person’s or legal entity’s successors, permitted transferees and permitted assigns.

Article 2.	FHC Reorganization

2.1	Approval of FHC Reorganization By ING Bank and III. Subject to the terms and conditions of this Agreement, including, without limitation, Section 2.2 below:

(a)	ING Bank hereby agrees to vote its shares in KB to approve a comprehensive stock transfer with the FHC so that all of the issued and outstanding shares of KB are exchanged for FHC Shares at the Closing;

(b)	III hereby agrees to vote its shares in KBAM to approve a comprehensive stock transfer with the FHC so that all of the issued and outstanding shares of KBAM are exchanged for FHC Shares at the Closing; and

(c)	Subject to Section 2.3 below, III hereby agrees that FHC Reorganization and termination of KBAM JVA contemplated under Section 3.1(b) do not constitute in themselves grounds for termination of the KB Life JVA or the INGLK JVA.

2.2	Conditions to Approval. The approvals of ING Bank and III set forth in Section 2.1 above shall be subject to and conditioned upon the following:

(a)	the shares of INGLK owned and held by KB not being transferred to the FHC or exchanged for FHC Shares as part of the FHC Reorganization;

(b)	the shares of KB Life owned and held by KB and III not being transferred to the FHC or exchanged for FHC Shares as part of the FHC Reorganization, except as contemplated in Section 3.2 below; and

(c)	the FSC (both preliminary and final) and the Board of Directors of KB approving a FHC Reorganization Plan that provides a value of KRW 86.12 billion for III’s twenty percent (20%) interest in KBAM (which is the fair market value determined in accordance with applicable law) so that III shall receive FHC Shares with a value of KRW 86.12 billion in exchange for its shares in KBAM at the Closing.

In connection with the foregoing conditions, the KB Parties and the ING Parties hereby agree and covenant that they shall take all such necessary and reasonably desirable action in order to ensure the foregoing conditions are duly satisfied.

2.3	Change In Control in KB; Minimum Shares. For avoidance of doubt, the parties hereto agree that: (a) the FHC Reorganization as contemplated by this Agreement shall not—in and of itself—be deemed as a “Change in Control” of KB, as such term is used in the Alliance/Joint Venture Agreements; (b) ING Bank’s exchange of its shares in KB for FHC Shares in connection with the FHC Reorganization shall not be deemed an “ING Break-up Event,” as such term is used in the SAA; and (c) notwithstanding each of events set out in paragraphs (v), (ix) and (x) of the definition of “KB Break-up Event” (as such term is used in the SAA) occurs or is constituted as a consequence of the FHC Reorganization, such occurrence or constitution shall not be deemed a “KB Break-up Event”. Notwithstanding the foregoing, Sections 2.3(c) shall be subject to and conditioned upon the rights and obligations of KB under the SAA being assigned to, and assumed by, the FHC upon the establishment of the FHC in accordance with Section 3.1(a) below. In the event that the SAA is not assigned to, and assumed by, the FHC for any reason whatsoever (including, without limitation, the failure to obtain approval from the Board of Directors of the FHC) in accordance with Section 3.1(a) below, then the provisions under Sections 2.3(c) shall be of no force or effect, and the ING Parties shall be entitled to exercise any and all rights under the Alliance/Joint Venture Agreements (other than the KBAM JVA) that arise or result from the FHC Reorganization, notwithstanding the consents provided under Section 2.1 above.

Article 3.	Alliance/Joint Venture Agreements

3.1	Agreements. In connection with the FHC Reorganization, and in consideration of the approvals provided by ING and III in accordance with Section 2.1 above, the KB Parties and ING Parties (as the case may be) hereby agree as follows:

(a)	as the FHC is not established at the date of this Agreement, on or before the Closing Date, ING Bank and KB shall agree to effect the assignment of the SAA to the FHC so that all of the rights and obligations of KB under the SAA as of the date hereof are assigned to, and assumed by, the FHC. KB shall use its best efforts to cause the FHC to accept such assignment and assumption of the SAA; provided, however, that it is understood and agreed by ING Bank and KB that the assignment and assumption of the SAA to the FHC is subject to the approval of the Board of Directors of the FHC and is to be in accordance with applicable laws and regulations; and

(b)	as of the Closing, the KBAM JVA shall be terminated and no longer be in force or effect.

3.2	KB Life. The parties hereto understand, agree and consent to, KB transferring its shares in KB Life to the FHC within two (2) years of the Closing Date in accordance with applicable law. For the avoidance of doubt, III does not need to transfer any of its shares in KB Life to the FHC.

Article 4.	Representations and Warranties and Indemnification

4.1	Representations and Warranties. Each of the parties hereto represents and warrants as follows:

(a)	It is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation, and has the requisite power and authority and legal right to carry on its business as currently conducted.

(b)	The execution and delivery by it of this Agreement, and the performance by it of its obligations hereunder and thereunder (i) are within its corporate power, (ii) have been duly and validly authorized by all necessary corporate action, (iii) are not in contravention of any provision of its Articles of Incorporation or other applicable organizational documents, and (iv) will not violate, in any material respect, any law or order by any governmental agency.

(c)	This Agreement is, duly executed and delivered by it, and constitute, or will constitute, its legal, valid and binding obligation, enforceable against it in accordance with their respective terms.

(d)	There is no litigation pending or, to its knowledge, threatened against it, which could adversely affect its ability to consummate the transactions contemplated herein.

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4.2	Indemnification.

(a)	The KB Parties (jointly and severally) shall indemnify and hold harmless the ING Parties and their respective directors, officers, employees, affiliates, agents and representatives, from and against and in respect of any and all claims, losses, costs, obligations, liabilities, damages and expenses (including, without limitation, interests, penalties, court costs and attorneys’ fees) (collectively, “Losses”), arising out of or relating to any breach of any of the representations and warranties or any covenants or agreements by the KB Parties.

(b)	The ING Parties (jointly and severally) shall indemnify and hold harmless the KB Parties and their respective directors, officers, employees, affiliates, agents and representatives, from and against and in respect of any and all Losses arising out of or relating to any breach of any of the representations and warranties or any covenants or agreements by the ING Parties.

Article 5.	Termination

5.1	Termination Prior to Closing. At any time on or prior to the Closing, the ING Parties, acting as one party, or the KB Parties, acting as the other party, may immediately terminate this Agreement by giving written notice of termination to the other party, if:

(a)	the Closing has not occurred on or prior to 31 December 2008, unless the failure of such occurrence is due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement;

(b)	the other party has committed a material breach of any agreement, covenant, or other terms of this Agreement, and if curable, fails to cure such breach within fourteen (14) Business Days of the receipt of written notice from the non-breaching party requesting cure of the breach;

(c)	any of the representations and warranties of the other party are proven to be false, misleading, or fraudulent in any material respect;

(d)	a government approval necessary for the transactions contemplated hereby is ultimately denied or rejected, or if as a result of a change in any applicable law, the consummation of the transactions contemplated hereby is made impractical or illegal;

(e)	any of the conditions set forth under Section 2.2 above are not satisfied as of the Closing; or

(f)	the other party agrees in writing to the termination.

5.2	Effect of Termination. In the event of a the termination of this Agreement under any provision of this Article 5, this Agreement shall forthwith become null and void, except for Articles 4, 6 and 7, and Sections 5.2, 8.1, 8.5 and 8.7; provided, however, the termination of this Agreement shall not relieve any party of any liability for breach of this Agreement prior to the date of termination.

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Article 6.	Confidentiality; Publicity

6.1	Confidential Information. Except as required by applicable law, each of the parties hereto shall, and shall cause their respective affiliates, agents and representatives to keep confidential, and not use or disclose in any manner, any Confidential Information, regardless of whether the transactions contemplated hereby shall be consummated; provided, however, that in the event any use or disclosure of Confidential Information is or becomes required by applicable law, the disclosing party shall give the other parties reasonable prior opportunity to comment upon such disclosure.

6.2	Public Statements. The parties hereto shall not issue any press release or make any public disclosure regarding the transactions contemplated by this Agreement, without the prior approval of the other parties.

Article 7.	Dispute Resolution

7.1	Amicable Resolution. It is agreed that in the event of any dispute, claim or controversy arising out of or in connection with this Agreement, the parties hereto shall seek to resolve the matter amicably through good faith discussions among the parties.

7.2	Arbitration. If the parties fail to resolve any dispute, claim or controversy amicably, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding to be conducted in Singapore, in the English language, by a panel of three (3) arbitrators in accordance with the Rules of the International Chamber of Commerce. The KB Parties and the ING Parties shall appoint one (1) arbitrator within thirty (30) days after receipt of a demand for arbitration by the other party. The two (2) arbitrators appointed shall, within thirty (30) days after both have been appointed, shall appoint a third arbitrator, who shall preside over the arbitration proceedings. The parties agree to be bound by the award rendered by the arbitrators, and any judgment thereupon may be entered in any court of competent jurisdiction.

7.3	Preliminary Injunction. Notwithstanding any other provision of this Agreement, any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction, pending the final decision or award of the arbitrators.

Article 8.	Miscellaneous

8.1	Notices. All notices, consents, waivers, and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand-delivery, registered first class mail (return receipt requested), facsimile, or air courier guaranteeing overnight delivery, (iii) deemed to have been given on the date on which it is received, and (iv) shall be addressed as follows:

(a)	If to any of the KB Parties:

c/o Kookmin Bank

36-3, Yoido-dong, Youngdeungpo-gu

Seoul, Korea 150-758

Facsimile: (822) 2073-7201

Attention: Head of Strategic Planning Department

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(b)	If to any of the ING Parties:

c/o ING Asia / Pacific Ltd.

39/F, One International Finance Centre

1 Harbour View Street

Facsimile: (852) 2295-1947

Attention: Hendrik Kooiker

8.2	Assignment. Neither this Agreement nor any right or obligation arising under this Agreement may be assigned by any of the KB Parties, on the one hand, or any of the ING Parties, on the other hand, without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, and no other person or legal entity shall have any right, benefit or obligation under this Agreement.

Notwithstanding the foregoing, it is hereby understood and acknowledged by the parties hereto that III may transfer any or all of its shares in KBAM to ING Bank prior to the Closing. In such case, the KB Parties agree that notwithstanding the terms and conditions of this Agreement or the KBAM JVA, including, without limitation, Article 5 of the KBAM JVA, III shall have the right to freely transfer any or all of its shares in KBAM to ING Bank prior to the Closing; provided, however, that ING Bank assumes all of the rights and obligations of III under the KBAM JVA, and agrees to be bound to this Agreement with respect to its interest in KBAM.

8.3	Amendments. This Agreement may be amended only by written agreement among the parties hereto.

8.4	Severability. If one of more provisions of this Agreement are held to be invalid or unenforceable to any extent under applicable law, such provision shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, so as to effectuate the parties’ intent to the maximum extent, and the remainder of this Agreement shall be interpreted as if such provision were excluded and shall be valid and enforceable in accordance with its terms to the maximum extent permitted by applicable law.

8.5	Costs and Expenses. Each party shall bear its own costs and expenses incurred in connection with this Agreement, including, without limitation, the fees and expenses of their respective accountants and legal counsel, regardless of whether the transactions contemplated hereby shall be consummated.

8.6	Further Assurances. The parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate the transactions contemplated by this Agreement.

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8.7	Governing Law and Governing Language. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the Republic of Korea, without regard to any conflict of laws principle thereof. In the event of any conflict between the English language version of this Agreement and any translation hereof, the English language version shall prevail.

8.8	Entire Agreement. This Agreement (including all exhibits and schedules hereto), constitute the entire agreement and understanding of the parties hereto with respect to the subject matter of such documents, and supersede all prior agreements and understandings, both written or oral, of the parties relating to the subject matter of such documents.

8.9	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

KOOKMIN BANK	ING BANK N.V.

By:	By:
Name:	Name:
Its:	Its:

KB ASSET MANAGEMENT CO., LTD.	ING INSURANCE INTERNATIONAL B.V.

By:	By:
Name:	Name:
Its:	Its: